Filed Pursuant to 424(b)(3)
Registration No. 333-220668
PROSPECTUS SUPPLEMENT NO. 1
Common Shares

Ocean Rig UDW Inc.

This prospectus supplement no. 1 supplements the prospectus, dated October 12, 2017, relating to the resale, from time to time, of the common shares of Ocean Rig UDW Inc., being offered by the selling shareholders identified therein. This prospectus supplement no. 1 is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this prospectus supplement no. 1, you should rely on the information in this prospectus supplement no. 1.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 14 of the prospectus and other risk factors contained in the documents incorporated by reference therein.

This prospectus supplement no. 1 is filed for the purpose of including in the prospectus the results of Ocean Rig UDW Inc.'s extraordinary meeting of shareholders, including changes made to the board of directors contained in the attached Current Report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on November 15, 2017.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
_______________________

The date of this prospectus supplement no. 1 is November 15, 2017.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of Ocean Rig UDW Inc. (the "Company") dated November 15, 2017: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2017.

Extraordinary General Meeting

As previously announced and as described further in Exhibit 99.1 hereto, on November 3, 2017, an extraordinary general meeting of the Company's shareholders ("EGM") was held, at which the Second Amended and Restated Memorandum and Articles of Association of the Company were approved. The Second Amended and Restated Memorandum and Articles of Association of the Company provide, among other things, for certain changes to the Company's authorized share capital, the creation of the Class B Common Shares and the re-designation of the Company's existing common shares as Class A Common Shares.

On November 3, 2017, the Company issued 895,404 Class B Common Shares to certain of the Company's shareholders pursuant to the terms of our recently completed financial Rrestructuring.

Directors and Officers

Upon approval at the EGM of our Second Amended and Restated Memorandum and Articles of Association, our board of directors increased in size to consist of seven directors. The seven directors, who were formally appointed on November 7, 2017, consist of four directors, including the Chairman of the Board, who were appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, John Simon, Karl Blanchard, and Jim Devine, who were appointed by certain former creditors of the Company pursuant to the terms of our recenlty completed financial restructuring.

Set forth below are the names, ages and positions of our directors, executive officers and principal officers. Members of our board of directors are appointed as set forth in the Second Amended and Restated Memorandum and Articles of Association of the Company a form of which was filed with the SEC on Form 6-K on October 5, 2017.

Directors and executive officers of Ocean Rig UDW Inc.
Name	Age	Position
George Economou	64	Chairman of the Board, Chief Executive Officer and Director
Anthony Kandylidis	40	President, Chief Financial Officer and Director
John Liveris	65	Director
Iraklis Sbarounis	32	Vice President Business Development, Secretary and Director
John Simon	63	Director
Karl Blanchard	58	Director
Jim Devine	59	Director
Dimitris Koukoulas	58	Executive Vice President

2

The business address of each of our directors and executive officers is c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.

George Economou has over 40 years of experience in the maritime industry and has served as Chairman and Chief Executive Officer of Ocean Rig UDW Inc. since 2010. He has served as Chairman and Chief Executive Officer of DryShips Inc., a diversified owner of ocean going cargo vessels, since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou also serves as a director of Danaos Corporation, a U.S. listed containership owner. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Anthony Kandylidis has served as our President and Chief Financial Officer since December 2016 and was appointed a director in November 2017. Mr. Kandylidis was previously our Executive Vice President since June 2012. Mr. Kandylidis also serves as President and CFO of DryShips Inc. a diversified owner of ocean going cargo vessels and is a director of the IADC. Mr. Kandylidis, in September 2006 also founded OceanFreight Inc.a shipping company listed on the NASDAQ, that was absorbed by DryShips through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds an MSc. in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kandylidis is also the nephew of Mr. George Economou.

John Liveris has served as a director of the Company since February 2014. He is an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the board of directors of OceanFreight Inc., which was a shipping company listed on the NASDAQ. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Massachussetts, and completed his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC.

Iraklis Sbarounis was appointed as Vice President Business Development of the Company on December 16, 2016, Secretary of the Company on February 3, 2017 and director in November 2017. Prior to that he held the position of Business Development Director. Prior to joining Ocean Rig, he held various positions with shipping entities controlled by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

3

John Simon was appointed director in November 2017. Mr. Simon is a senior oil and gas industry executive with over 40 years of experience across a broad spectrum of onshore and offshore E&P positions.  He currently serves on the board and is the chair of the risk committee of Nine Point Energy, where he started in March 2017.  Mr. Simon was previously Chief Executive Officer at Bennu Oil and Gas from July 2013 to November 2016.  While at Bennu, Mr. Simon supervised the company's capital raising and acquisition of assets out of the ATP Oil & Gas bankruptcy in 2013, developed forward business strategy and plans, and led Bennu through its bankruptcy filing through proactive engagement with financial and legal advisors in response to the dramatic decline in oil prices. John also served in several roles at Hess from June 1989 to April 2013, most recently as the SVP of Global E&P Services.  He led an aggressive Bakken activity ramp-up and acquisition strategy and worked as the project executive over significant Hess projects, including the $1.8bn Okume Complex development in Equatorial Guinea and over Hess' first deepwater Gulf of Mexico developments.  Mr. Simon began his career at Tenneco Oil in 1977, where he served as an engineer in a variety of technical, geographical and supervisory assignments which developed fundamental technical, leadership, and business acumen. Mr. Simon holds a Bachelor of Science degree in mechanical engineering summa cum laude from Texas A&M University-Kingsville.

Karl Blanchard was appointed as a director in November 2017. Mr. Blanchard is the Executive Vice President and Chief Operating Officer of Weatherford.  He assumed this position in August 2017.  In his role at Weatherford, Karl utilizes his depth of experience to oversee all region and product line operations, QHSSE, sales, engineering, R&D, and supply chain. Mr. Blanchard brings with him a career of significant achievement and valuable insight gained from more than 35 years in the oil and gas service industry.  He served as Chief Operating Officer for Seventy Seven Energy where he was responsible for the drilling, hydraulic fracturing, and rental tool business units, as well as key support functions.  As part of Seventy Seven's leadership team, he successfully transitioned the company into a stand-alone publically traded company, executed cost management initiatives, and implemented a structured process focused on developing in-house leadership talent.  These accomplishments resulted in Seventy Seven's successful merger with Patterson-UTI, creating the second largest land driller and top five pressure pumping company in the United States. Prior to Seventy Seven Energy, Mr. Blanchard spent more than 30 years at Halliburton throughout which he was responsible for a significant portion of the company's flagship product service lines, including serving as Vice President, Production Enhancement, the number one provider of hydraulic fracturing services globally; Vice President, Cementing, the number one provider of cementing services in the industry; and Vice President, Testing and Subsea which was successfully established as a strategic product line within the Halliburton portfolio.  He also served as Country Vice President of Halliburton Indonesia. Mr. Blanchard has a Bachelor of Science degree in engineering from Texas A&M University and is a member of the Society of Petroleum Engineers.

Jim Devine was appointed as a director in November 2017. Mr. Devine serves and has served on various boards in the UK, Europe, Australia the USA.  He is currently involved with several companies in the investment management, commodities and information technology sectors.  Previous board roles have included director and chairman of Horizon Offshore, Inc., a publicly quoted US offshore construction group, from 1999 to 2003, director and executive chairman of Grant Geophysical Inc., a US based geotechnical company with worldwide operations from 2000 until its sale to Geokinetics Inc in 2006, and various other non-executive and executive directorships representing private equity interests in several sectors. A lawyer by training, Mr. Devine has previously been a commercial consultant to the oil and gas industry specializing in offshore construction, drilling, shipbuilding and project financing.  In this capacity he has been heavily involved in numerous very large drill rig, FPSO, FSO, pipeline and turnkey field development projects in the US, Brazil, Korea, Australia and the North Sea from deal structure through financing to construction execution and delivery. Prior to that he served as Corporate Vice President and General Counsel of Colflexip Stena Offshore Group, S.A. in Paris from 1994 to 1996 , as Group Legal Director and board member of Stena Offshore limited in Aberdeen from 1990 to 1994 and as an in-house legal Counsel for Halliburton Inc from 1985 to 1990 also in Aberdeen.

Dimitris Koukoulas was appointed as Executive Vice President of the Company on December 16, 2016. Prior to joining the Company, Mr. Koukoulas served in various positions with ship management entities controlled by Mr. George Economou since 2005, prior to which he was the Technical Manager of Oceanbulk Maritime SA. Mr. Koukoulas has over 30 years of experience in the shipping industry and shipbuilding projects, 25 years of which has been in managerial positions in the technical management field of bulk carriers, general cargo ships, containers, multi-purpose ships and offshore support vessels, including six years of experience in the marine repairs field in Houston, Texas. Mr. Koukoulas holds a BSc degree in Mechanical Engineering from the University of Toledo, Ohio. He is a member of the ASME and the Hellenic Technical Committees of Bureau Veritas, Class NK, CCS, DNV GL, KRS and Lloyd's Register.

4

Committees of the Board of Directors

On November 14, 2017, our board of directors appointed Mr. Liveris, Mr. Blanchard and Mr. Simon as members of our audit committee, which among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls and which consists of three independent directors. Mr. Liveris will serve as Chairman of the audit committee. The board of directors has determined that Mr. Liveris qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.

On November 14, 2017, our board of directors appointed Mr. Economou, Mr. Kandylidis, Mr. Blanchard and Mr. Devine as members of our new compensation, nominating and governance committee, which among other things will be responsible for establishing directors and executive officers' compensation and benefits, reviewing and making recommendations to the board of directors regarding our compensation policies and for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors. Shareholders may also nominate directors in accordance with procedures set forth in Second Amended and Restated Memorandum and Articles of Association. Mr. Economou has been appointed to serve as Chairman of the new compensation, nominating and governance committee.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 15, 2017	By:	/s/George Economou
George Economou
Chief Executive Officer

6

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS
 FOR THE THIRD QUARTER 2017

November 15, 2017, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended September 30, 2017.

Third Quarter 2017 Highlights
➢	For the third quarter of 2017, the Company reported net loss of $234.0 million, or $26.36 basic and diluted loss per share.
Included in the third quarter 2017 results are:
-	Reorganization gain, net of $1,069.1 million, or $120.43 per share, associated with the Company's debt restructuring.
-	Non-cash losses of $1,048.8 million, or $118.15 per share, associated with the impairment of the book value of the Company's drilling units.
-	Non-cash losses of $204.6 million, or $23.05 per share, associated with the issuance of shares upon restructuring.
-	Non-cash write offs of $47.2 million, or $5.32 per share, associated with the discharge of the Company's previous Term Loan Facilities and Senior Notes, included in interest and finance costs.
-	Special period survey costs of $16.1 million, or $1.81 per share, associated with the Ocean Rig Mykonos and the Ocean Rig Corcovado, included in operating expenses.
Excluding the above items, the Company would have reported net income of $13.6 million, or $1.54 per share.
➢	The Company reported Adjusted EBITDA(1) of $120.4 million for the third quarter of 2017.
➢	Our fleet under contract achieved a revenue efficiency of 98.0% for the third quarter of 2017.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

➢	On November 3, 2017, an extraordinary general meeting of our shareholders was held, in which:
-	The Second Amended and Restated Memorandum and Articles of Association were adopted.
-
Our Board of Directors was increased to consist of seven directors, of which four directors were appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, were appointed by our major outside shareholders.

Financial Review: 2017 Third Quarter
The Company recorded net loss of $234.0 million, or $26.36 basic and diluted loss per share, for the three-month period ended September 30, 2017, as compared to a net income of $38.9 million, or $4,335.68 basic and diluted earnings per share(1), for the three-month period ended September 30, 2016.
Revenues decreased by $134.1 million to $200.9 million for the three-month period ended September 30, 2017, as compared to $335.0 million for the same period in 2016.
Drilling units' operating expenses decreased to $79.4 million (including $16.1 million of special survey costs, associated with the Ocean Rig Mykonos and the Ocean Rig Corcovado) and total depreciation and amortization decreased to $32.4 million for the three-month period ended September 30, 2017, from $103.7 million and $83.1 million, respectively, for the three-month period ended September 30, 2016. Total general and administrative expenses decreased to $14.9 million in the third quarter of 2017 from $23.2 million during the same period in 2016. Impairment loss amounted to $1,048.8 million for the three-month period ended September 30, 2017, with no such loss in the corresponding period in 2016. Reorganization gain, net and loss from issuance of shares upon restructuring, amounted to $864.5 million for the three-month period ended September 30, 2017, with no such gain in the corresponding period in 2016.
Interest and finance costs, net of interest income, increased to $110.9 million (including $47.2 million of non-cash write-offs, associated with the discharge of the Company's previous Term Loan Facilities and Senior Notes) for the three-month period ended September 30, 2017, compared to $55.3 million for the three-month period ended September 30, 2016.

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split, which became effective on September 22, 2017.

Operating Fleet
The table below describes our operating fleet profile as of November 10, 2017:
   Total backlog as of November 10, 2017 amounted to $1.0 billion.
Unit	Year built	Redelivery
Leiv Eiriksson	2001	Q1 – 18
Ocean Rig Corcovado	2011	Q2 – 18
Ocean Rig Poseidon	2011	Q1 - 18
Ocean Rig Mykonos	2011	Q1 – 18
Ocean Rig Skyros	2013	Q3 – 21

Note: The units Eirik Raude, Ocean Rig Olympia, Ocean Rig Apollo, Ocean Rig Mylos, Ocean Rig Paros and Ocean Rig Athena, have completed their preservation works and are currently cold stacked in Greece, remaining available for further employment.

Ocean Rig UDW Inc.

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

REVENUES:
Revenues	$335,043	$200,851	$1,295,606	$788,168

EXPENSES:
Drilling units operating expenses	103,676	79,425	360,674	225,619
Depreciation and amortization	83,102	32,383	251,868	95,032
Impairment loss	-	1,048,828	-	1,048,828
Loss on sale of assets	-	16	-	155
General and administrative expenses	23,171	14,878	68,976	45,970
Legal settlements and other, net	(1,128)	4,000	(7,805)	4,000

Operating income/(loss)	126,222	(978,679)	621,893	(631,436)

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(55,340)	(110,877)	(170,032)	(232,086)
Gain/ (Loss) on interest rate swaps	2,071	-	(4,476)	-
Reorganization gain, net	-	1,069,113	-	1,028,070
Loss from issuance of shares upon restructuring	-	(204,595)	-	(204,595)
Gain from repurchase of senior notes	-	-	125,001	-
Other, net	5,498	1,764	5,488	2,976
Income taxes	(39,521)	(10,736)	(94,856)	(47,748)
Total other income/(expenses), net	(87,292)	744,669	(138,875)	546,617

Net income/(loss) attributable to Ocean Rig UDW Inc.	$38,930	$(234,010)	$483,018	$(84,819)

Net income/(loss) attributable to Ocean Rig UDW Inc. common stockholders	$38,812	$(234,010)	$481,835	$(84,819)

Earnings/(loss) per common share, attributable to common stockholders, basic and diluted (1)	$4,335.68	$(26.36)	$43,518.33	$(28,30)
Weighted average number of common shares, basic and diluted (1)	8,949	8,877,058	11,072	2,997,480

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2016	September 30, 2017

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$772,966	$743,130
Other current assets	326,983	155,457
Advances for drilling units under construction and related costs	545,469	-
Drilling units, machinery and equipment, net	2,438,292	1,877,537
Other non-current assets	7,834	9,454
Total assets	4,091,544	2,785,578

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt, net of deferred financing costs	3,887,773	567,063
Total other liabilities	193,021	95,221
Total stockholders' equity	10,750	2,123,294
Total liabilities and stockholders' equity	$4,091,544	$2,785,578

SHARE COUNT DATA
Common stock issued (1)	17,486	90,660,578
Less: Treasury stock (1)	(8,511)	-
Common stock issued and outstanding (1)	8,975	90,660,578

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Adjusted EBITDA Reconciliation
Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs, impairment loss, loss on sale of assets, reorganization gain, loss from issuance of shares, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained from time to time, in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
The following table reconciles net income to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Net income/(loss)	$38,930	$(234,010)	$483,018	$(84,819)

Add: Net interest expense	55,340	110,877	170,032	232,086
Add: Depreciation and amortization	83,102	32,383	251,868	95,032
Add: Impairment loss	-	1,048,828	-	1,048,828
Add: Loss on sale of assets	-	16	-	155
Add: Income taxes	39,521	10,736	94,856	47,748
Add: (Gain)/ loss on interest rate swaps	(2,071)	-	4,476	-
Add: Class survey costs	4,808	16,064	9,841	31,979
Add: Loss from issuance of shares upon restructuring	-	204,595	-	204,595
Less: Reorganization gain, net	-	(1,069,113)	-	(1,028,070)
Less: Gain from repurchase of senior notes	-	-	(125,001)	-
Adjusted EBITDA	$219,630	$120,376	$889,090	$547,534

Conference Call and Webcast: November 16, 2017
As announced, the Company's management team will host a conference call, on Thursday November 16, 2017 at 8:00 a.m. Eastern Time to discuss the Company's financial results.
Conference Call Details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."
A replay of the conference call will be available until Thursday, November 23, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.
A replay of the conference call will also be available on the Company's website at www.ocean-rig.com under the Investor Relations section.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Visit the Company's website at www.ocean-rig.com

Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports of Ocean Rig filed with or submitted to the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com